**SMART NORA INC. et al.**
*BALANCE SHEET, Unaudited*

| (in US $) | Smart Nora Inc.[1] 19-Aug-24 | Smart Nora LLC 30-Sep-24 | Smart Nora Investors, LLC 30-Sep-24 | Consolidated 30-Sep-24 |
|---|---|---|---|---|
| *ASSETS* | | | | |
| **Current** | | | | |
| Accounts receivable | 10,068 | - | - | **10,068** |
| Other receivables | 38,415 | - | - | **38,415** |
| Inventory | 809,904 | - | - | **809,904** |
| Prepaid expenses | 195,818 | 2,000 | - | **197,818** |
| Due from related parties | 18,872 | - | - | **18,872** |
| | 1,073,077 | 2,000 | - | 1,075,077 |
| Equipment | 10,168 | - | - | **10,168** |
| **Total Assets** | **1,083,245** | **2,000** | **-** | **1,085,245** |
| | | | | |
| *LIABILITIES* | | | | |
| **Current** | | | | |
| Bank indebtedness | 262,219 | - | - | **262,219** |
| Accounts payable and accrued liabilities | 676,968 | 8,000 | - | **684,968** |
| Sales returns | 45,691 | - | - | **45,691** |
| Warranty reserve | 8,118 | - | - | **8,118** |
| Deferred revenue | 628,811 | - | - | **628,811** |
| Current portion of loans payable | 66,651 | - | - | **66,651** |
| **Current liabilities** | **1,688,460** | **8,000** | **-** | **1,696,460** |
| | | | | |
| Convertible Notes | 605,349 | - | - | **605,349** |
| Loans payable | 522,927 | - | - | **522,927** |
| **Total Liabilities** | **2,816,736** | **8,000** | **-** | **2,824,736** |
| | | | | |
| *SHAREHOLDERS' DEFICIENCY* | | | | |
| **Stated capital** | 7 | - | - | **7** |
| **Retained Earnings (Deficit)** | (1,733,498) | (6,000) | - | **(1,739,498)** |
| **Shareholders' Equity** | **(1,733,491)** | **(6,000)** | **-** | **(1,739,491)** |
| **Total Liabilities & Shareholders' Equity** | **1,083,245** | **2,000** | **-** | **1,085,245** |

**Note 1** - Management prepared draft fiscal 2024 unaudited financial statements.  Subject to change.

**SMART NORA INC. et al.**
*STATEMENT OF OPERATIONS AND DEFICIT*

| (in US $) | Smart Nora Inc.[1] 19-Aug-24 | Smart Nora LLC 30-Sep-24 | Smart Nora Investors, LLC 30-Sep-24 | Consolidated 30-Sep-24 |
|---|---|---|---|---|
| **Sales** | 1,646,311 | - | - | **1,646,311** |
| | | | | |
| **Cost of sales** | | | | |
| Fees and commissions | 260,105 | - | - | **260,105** |
| Manufacturing | 444,146 | - | - | **444,146** |
| Shipping | 269,877 | - | - | **269,877** |
| Warehousing | 30,554 | - | - | **30,554** |
| **Cost of Sales** | **1,004,682** | **-** | **-** | 1,004,682 |
| **Gross profit (loss)** | **641,629** | **-** | **-** | 641,629 |
| | | | | |
| **Expenses** | | | | |
| Amortization | 3,285 | - | - | **3,285** |
| Automobile | 5,490 | - | - | **5,490** |
| Bad debts | - | - | - | **-** |
| Bank charges | 11,003 | - | - | **11,003** |
| Government subsidies | - | - | - | **-** |
| Insurance | 33,917 | - | - | **33,917** |
| Interest | 183,189 | - | - | **183,189** |
| Investment tax credit | (14,528) | - | - | **(14,528)** |
| Marketing | 306,969 | - | - | **306,969** |
| Office and general | 189,182 | - | - | **189,182** |
| Outside services and subcontract | 240,648 | - | - | **240,648** |
| Professional fees | 104,185 | 6,000 | - | **110,185** |
| Rent | (14,159) | - | - | **(14,159)** |
| Salaries, wages and benefits | 530,765 | - | - | **530,765** |
| Telephone | 1,216 | - | - | **1,216** |
| Travel and promotion | 48,446 | - | - | **48,446** |
| Other (income) expenses (and FX) | 36,945 | - | - | **36,945** |
| *Exchange (gain) loss on USD translation for presentation purposes* | (5,176) | - | - | **(5,176)** |
| | **1,661,376** | **6,000** | **-** | 1,667,376 |
| **Net loss for the year** | **(1,019,747)** | **(6,000)** | **-** | (1,025,747) |
| | | | | |
| **Retained Earnings (Deficit), beginning of year** | (713,751) | **-** | **-** | (713,751) |
| **Retained Earnings (Deficit), end of year** | **(1,733,498)** | **(6,000)** | **-** | (1,739,498) |

**Note 1** - Management prepared draft fiscal 2024 unaudited financial statements.  Subject to change.

**SMART NORA INC.**
*BALANCE SHEET, Unaudited*
*Management Prepared and Translated into USD*
**As at August 19, 2024**

|  | **2024** | **2023** |
|---|---|---|
| ***ASSETS*** |  |  |
| **Current** |  |  |
| Accounts receivable | **10,068** | 364 |
| Other receivables | **38,415** | 39,464 |
| Inventory | **809,904** | 647,170 |
| Prepaid expenses | **195,818** | 153,708 |
| Due from related parties | **18,872** | 39,039 |
|  | **1,073,077** | **879,744** |
| Equipment | 10,168 | 12,353 |
| **Total Assets** | **1,083,245** | **892,098** |
|  |  |  |
| ***LIABILITIES*** |  |  |
| **Current** |  |  |
| Bank indebtedness | **262,219** | 198,529 |
| Accounts payable and accrued liabilities | **676,968** | 331,493 |
| Sales returns | **45,691** | 46,025 |
| Warranty reserve | **8,118** | 8,177 |
| Deferred revenue | **628,811** | 299,167 |
| Current portion of loans payable | **66,651** | 71,495 |
| **Current liabilities** | **1,688,460** | **954,886** |
|  |  |  |
| Convertible Notes | 605,349 | - |
| Loans payable | 522,927 | 650,956 |
| **Total Liabilities** | **2,816,736** | **1,605,842** |
|  |  |  |
| ***SHAREHOLDERS' DEFICIENCY*** |  |  |
| **Stated capital** | **7** | 7 |
| **Retained Earnings (Deficit)** | **(1,733,498)** | **(713,751)** |
| **Shareholders' Equity** | **(1,733,491)** | **(713,744)** |
| **Total Liabilities & Shareholders' Equity** | **1,083,245** | **892,098** |

**Note 1** - Management prepared draft unaudited financial statements.  Subject to change.
USD translated per the Bank of Canada rate:  2024 $1.3651, 2023 $1.3552

**SMART NORA INC.**
*STATEMENT OF OPERATIONS AND DEFICIT*
*Management Prepared and Translated into USD*
**As at August 19, 2024**

| | | **2024** | **2023** |
|---|---|---|---|
| **Sales** | | **1,646,311** | 1,515,079 |
| | | | |
| **Cost of sales** | | | |
| Fees and commissions | | **260,105** | 127,342 |
| Manufacturing | | **444,146** | 221,736 |
| Shipping | MN3 | **269,877** | 240,989 |
| Warehousing | | **30,554** | 38,150 |
| **Cost of Sales** | | **1,004,682** | 628,216 |
| **Gross profit (loss)** | | **641,629** | 886,863 |
| | | | |
| **Expenses** | | | |
| Amortization | | **3,285** | 4,487 |
| Automobile | | **5,490** | 2,898 |
| Bad debts | | **-** | - |
| Bank charges | | **11,003** | 8,766 |
| Government subsidies | | **-** | (10,815) |
| Insurance | | **33,917** | 44,193 |
| Interest | | **183,189** | 172,100 |
| Investment tax credit | | **(14,528)** | (29,695) |
| Marketing | MN2 | **306,969** | 283,482 |
| Office and general | | **189,182** | 192,769 |
| Outside services and subcontract | MN2 | **240,648** | 27,642 |
| Professional fees | | **104,185** | 46,439 |
| Rent | | **(14,159)** | 4,662 |
| Salaries, wages and benefits | | **530,765** | 172,791 |
| Telephone | | **1,216** | 1,619 |
| Travel and promotion | | **48,446** | 47,540 |
| Other (income) expenses (and FX) | | **36,945** | 46,958 |
| *Exchange (gain) loss on USD translation for presentation purposes* | | **(5,176)** | (25,254) |
| | | **1,661,376** | 990,583 |
| **Net loss for the year** | | **(1,019,747)** | (103,720) |
| | | | |
| **Retained Earnings (Deficit), beginning of year** | | **(713,751)** | (610,031) |
| **Retained Earnings (Deficit), end of year** | | **(1,733,498)** | (713,751) |

**Note 1** - Management prepared draft unaudited financial statements.  Subject to change.
USD translated per the Bank of Canada rate:  2024 $1.3651, 2023 $1.3552
**MN 2** - For presentation purposes, Marketing and Outside services and subcontract are reclassified from Cost of Sales to Operating Expense.
**MN 3** - For presentation purposes, Shipping costs have been separated out from Manufacturing costs in Cost of Sales.

**SMART NORA INC.**
*STATEMENT OF CASH FLOW*
*Management Prepared and Translated into USD*
**As at August 19, 2024**

|  | **2024** | **2023** |
|---|---:|---:|
| **Cash provided by (used in):** | | |
| **Operating activities** | | |
| Net loss for the year | **(1,019,747)** | (103,720) |
| Add item not affecting cash: | | |
| Amortization | **3,285** | 4,487 |
|  | **(1,016,461)** | (99,233) |
| **Net change in non-cash working capital amounts:** | | |
| Accounts receivable | **(9,705)** | 50,697 |
| Other receivables | **1,050** | 63,654 |
| Inventory | **(162,734)** | 196,538 |
| Prepaid expenses | **(42,110)** | (4,645) |
| Accounts payable and accrued liabilities | **345,475** | 61,714 |
| Sales returns | **(334)** | (14,595) |
| Warranty reserve | **(59)** | (37,774) |
| Deferred revenue | **329,644** | 299,167 |
|  | **(555,235)** | 515,523 |
| **Financing activities** | | |
| Bank indebtedness | **63,690** | (132,235) |
| Due from shareholders | **20,167** | 3,838 |
| Loans payable | **472,477** | (387,852) |
|  | **556,334** | (516,250) |
| **Investing activity** | | |
| Purchase of equipment | **(1,100)** | 727 |
|  | **(1,100)** | 727 |
| **Net decrease in cash during the year** | **0** | (0) |
| **Cash, beginning of the year** | **-** | - |
| **Cash, end of the year** | **0** | (0) |

**Note 1** - Management prepared draft unaudited financial statements.  Subject to change.
USD translated per the Bank of Canada rate:  2024 $1.3651, 2023 $1.3552